

January 16, 2013

Via E-mail
Paul Stanley
Acting Chief Financial Officer
Allied Irish Banks, p.l.c.
Bankcentre, Ballsbridge
Dublin 4, Ireland

> **Re:** **Allied Irish Banks, p.l.c.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 24, 2012**
> **File No. 001-10284**

Dear Mr. Stanley:

We have reviewed your response letter filed October 31, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Risk Management – 1. Risk Factors

Macro-economic and geopolitical risk

Ireland depends materially on financial support of the International Monetary Fund…, page 62

1. We note your response to comment 4 of our letter dated September 27, 2012. Please confirm that you will include the information provided in your response in future filings.

Risks related to our business operations, governance and internal control systems

The Group faces heightened operational and reputational risks, page 67

2. We note your response to comment 5 of our letter dated September 27, 2012. We are aware that you discuss certain compensation arrangements in other sections of the filing. We request that in future filings, you revise your disclosure in this section to include a more detailed description of the "certain executive pay and compensation arrangements" that you are required to comply with pursuant to the recapitalization.

Additional Information

Material Contracts, page 434

3. We note your response to comment 11 of our letter dated September 27, 2012. As requested, please file these agreements in an amendment to your Form 20-F for the year ended December 31, 2011 or provide us with your analysis as to why these contracts were not required to be filed with your 2011 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney